Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: April 27, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On April 24, 2026, the following interview article by Kathryn Clay featuring General Fusion’s Chief Strategy Officer, Megan Wilson, was published on Washington Post Intelligence

(www.wpintelligence.washingtonpost.com):

The WPI Conversation: Charting the launch of the first public fusion company

General Fusion Chief Strategy Officer Megan Wilson on why it’s the right moment for fusion to step into commercialization

General Fusion’s chief strategy officer Megan Wilson outlines why this is the right moment for fusion to step into commercial markets. (Courtesy of General Fusion / WP Intelligence)

General Fusion’s chief strategy officer Megan Wilson outlines why this is the right moment for fusion to step into commercial markets. (Courtesy of General Fusion / WP Intelligence)

After decades of scientific progress, fusion energy is entering a new phase — and taking a big step toward commercialization. A growing number of fusion start-ups are preparing to test whether public investors are willing to back long-duration, deep-tech energy bets.

General Fusion appears poised to be the first to enter the public arena. The company recently announced a new partnership with Spring Valley Acquisition Corp., a special purpose acquisition company (SPAC) with a track record of taking advanced energy technologies to market. (A SPAC is a publicly traded “shell” company created to merge with or acquire a private company — for the purposes of taking that private company public without going through a traditional initial public offering.)

News of General Fusion’s partnership with Spring Valley is raising the broader question of whether fusion technologies, in general, are on a pathway to commercialization that can align with public market expectations. Many investors have viewed fusion as a “science experiment” for a long time, rather than a realistic prospect for commercial electricity production. Private companies such as General Fusion are making the case that view is out of date.

General Fusion’s Chief Strategy Officer, Megan Wilson, outlines why this is the right moment for fusion to step into commercial markets. Wilson shares her company’s engineering-driven approach to fusion, its road map to a first commercial plant by 2035, and the technical milestones it is addressing to bridge the gap between scientific feasibility and deployable energy infrastructure.

The following interview has been edited for clarity.

Q: General Fusion has announced plans to become a public company, which will be a first for the industry. After all these decades of fusion research, why are people talking about commercializing fusion now?

A: This is a really pivotal moment for the fusion industry. We’re seeing a great deal of curiosity from investors — about what this means, how we got here and whether the public markets will be receptive to this sort of “deep tech” development, with long time frames to commercialization.

General Fusion has been around since 2002, and we’ve spent more than 20 years actually doing fusion. We’re now one of only four private fusion companies in the world with meaningful, validated fusion results. And that’s important. We actually build things: We build fusion machines. Now, we’re operating a demonstration machine that we call Lawson Machine 26 (LM26), the first of its kind in the world. It’s already built, and it’s operating.

Q: The United States and other nations have been working toward commercial fusion energy for decades. Why has developing commercial fusion energy been so challenging?

A: I have operated a nuclear power plant in extreme conditions, and I know what practical looks like. For fusion, there have been these big challenges for the longest time. You make fusion happen, and then the neutrons — which are much higher-energy than the neutrons from fission — destroy the machine. That’s been the joke about fusion for so long: Fusion machines self-destruct. Well, that is the challenge.

But then also, the tritium fuel that we’re using doesn’t naturally exist on Earth; you’ve got to create it. Next, how do you get the heat out? And then, if you figure out how to make a machine that can withstand those neutrons, how do you simultaneously capture the heat and put it to work effectively? And then, finally, how do you do it in a cost-effective way?

You can have all the whiz-bang technologies you like. But, if they’re completely unattainable for the vast majority of nations, it’s not really changing the world.

Q: What was your path into the fusion energy industry?

A: I am an engineer by training. I’ve spent some time in corporate development, M&A, investor relations and so on in the public company side and in clean tech development.

I started out as a U.S. Navy nuclear officer, operating fission reactors at sea. And then I spent a little less than 15 years at Babcock & Wilcox working on defense nuclear and commercial nuclear small modular reactors for the company. That’s the business that is now BWX Technologies, which you may know on the nuclear [fission] side.

I am a fission geek at heart, but I was a fusion skeptic for most of my career. I came to General Fusion because it is the first company — the first technology approach to fusion — that convinced me that practical fusion power is possible. I left the C-suite in a public company four years ago and came to General Fusion to help progress our long-term strategy development and all our external relations, in-including strategic partnerships.

Q: You’ve said that earlier in your career, you were a “fusion skeptic.” What changed your mind?

A: I saw the industry sort of just kicking the can down the road. I felt fusion research was saying, “We’re going to focus on bigger and better science machines. We’re going to make the fusion happen any which way we can. We don’t care if it’s practical.”

Q: What makes your approach a practical pathway to commercial electricity production?

A: We call our approach the “diesel engine” of fusion. We’re combining fuel injection and compression, but in a fusion context.

Q: That is a fascinating description. Can you tell me more about how your machine works like a diesel engine?

A: We form a compression chamber with a big vat of liquid metal. We spin this vat of liquid metal to make it form a liquid metal wall. It becomes a hollow cylinder made from liquid metal. The fusion happens inside that liquid metal wall.

We form our plasma, which is our fuel. We inject it into the liquid metal wall and collapse the liquid metal down to compress the plasma. That makes the fusion happen. It’s a pulsed approach — just like a diesel engine with injection and compression, over and over again.

That liquid metal wall is really our secret sauce. It is the elegant solution to all the challenges I described. We can build our machine with existing stainless-steel alloys, and it’ll last 40 years plus; the life of the power plant. That’s big deal number one.

Q: You’ve got a road map to 2035 that you’re looking at for first commercial operations. What are those milestones?

A: We have well-defined technical milestones we’re aiming for with that program. It’s really all about heating. A first milestone is 10 million degrees Celsius for our fusion temperatures. Then progressing to 100 million degrees.

Ultimately, we aim to be the first company in the world to achieve something called the “Lawson Criterion.” The Lawson Criterion is getting to the right combination of temperature, density and what we call energy confinement time, which is how long a plasma holds its energy. With the right combination of those three factors you can get more energy out of a plasma than you put into the plasma. That’s when you are generating energy.

The next phase of our path to commercial operations is what we call our commercial systems demonstration program, which we aim to start in 2027. That will focus on the key commercial systems; it’ll be focused on the engineering risk. These are things like seals, valves, heat exchange systems, pulse power electronic systems and so on.

And that program, running from 2027 through 2030, will give us the information we need to wrap that engineering effort around the fusion. We’ll complete the final design of our “first-of-a-kind” plant. We will build it and have it operating around 2035.

Q: What do you say to people who are still skeptical about the fusion’s commercial prospects?

A: We think our path to a commercial design is much more straightforward than other kind of more academic approaches. We don’t use huge magnets, and we don’t rely on specialty lasers, and we’re using only well-known materials. It all adds up to what we think is a machine that will provide electricity at a highly competitive cost. That’s what convinced me.

We still have got work to do between now and 2035. But we have a plan — and that’s why I’m here.